ASSIGNMENT AND ASSUMPTION AGREEMENT

THIS ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Assignment”) is made this lst day of June 2022, by and between Ultimus Fund Solutions, LLC, an Ohio limited liability company (“Ultimus”), Chartwell Funds, a Delaware statutory trust (“Current Trust”), and Carillon Series Trust, a Delaware statutory trust (“New Trust”).

BACKGROUND

A. WHEREAS, Ultimus and Current Trust are parties to that certain Master Services Agreement dated August 1, 2018 (as previously amended, the “Agreement”), pursuant to which Ultimus performs fund administration, fund accounting, and transfer agency and shareholder services for the series of the Current Trust (each such series, a “Fund” and collectively, the “Funds”); and

B. WHEREAS, the Funds are converting out of Current Trust and into New Trust, and in connection therewith the parties hereto wish to give effect to an assignment and assumption of the Agreement from Current Trust to New Trust; and

NOW, THEREFORE, in consideration of the premises and mutual agreements, promises and covenants contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

AGREEMENT

1. Assignment and Delegation.

(a) Current Trust hereby assigns the Agreement to New Trust and further transfers, conveys and delegates to New Trust all of Current Trust’s rights in and obligations under the Agreement, except those liabilities, if any, arising from Current Trust’s obligations under the Agreement prior to the date hereof for which Current Trust shall remain directly and solely liable.

2. Assumption.

(a) New Trust hereby (i) accepts the foregoing assignment and delegation of Current Trust and undertakes, assumes and becomes directly and solely responsible for, and agrees to pay and perform all obligations incidental to the Agreement, which were heretofore the obligation of Current Trust, except those liabilities, if any, arising from Current Trust’s obligations under the Agreement prior to the date hereof, and (ii) releases Current Trust from those liabilities arising from New Trust’s obligations under the Agreement from and after the date hereof.

3. Consent. Ultimus hereby consents to the assignment and delegation of Current Trust’s rights and obligations under the Agreement and New Trust’s assumption of those same rights and obligations as set forth herein.

4. Further Undertaking. New Trust will, from time to time, at the reasonable request of Ultimus and/or the Current Trust, respectively, execute and deliver or cause to be executed and delivered, such other instruments, notices, documents and agreements and do all such further acts as Ultimus and/or the Current Trust reasonably may require for the effective confirmation and consummation of the assumption by New Trust of the Agreement.

5. Ratification. Except as specifically stated in this Assignment, all of the terms and conditions of the Agreement are hereby ratified and confirmed in all respects.

6. Counterparts. This Assignment may be executed in two or more counterparts, each of which shall constitute an original, but all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, this Assignment has been duly executed by the parties hereto as of the date first above written.

Ultimus Fund Solutions, LLC

By:	/s/ David James
Name:	David James
Title:	EVP, Chief Legal and Risk Officer

Chartwell Funds

By:	/s/ Michael Magee
Name:	Michael Magee
Title:	C.O.O.

Carillon Series Trust

By:	/s/ Susan Walzer
Name:	Susan Walzer
Title:	President